September 23, 2011

VIA EDGAR

Kevin Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-7010

Re:	Gulf United Energy, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2010
Filed December 7, 2010
Amendment 2 to Form 10-Q for the Quarter Ended November 30, 2010
Filed January 25, 2011
Form 10-Q for the Quarter Ended May 31, 2011
Filed July 15, 2011
File No. 000-52322

Dear Mr. Vaughn:

This letter sets forth the responses of Gulf United Energy, Inc., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 30, 2011 concerning the Company’s Form 10-K for the fiscal year ended August 31, 2010 (File No. 000-52322) filed with the Commission on December 7, 2010 (the “Form 10-K”), the Amendment 2 to Form 10-Q for the quarter ended November 30, 2010 (File No. 000-52322) filed with the Commission on January 25, 2011 (the “10-Q Amendment”), and the Form 10-Q for the quarter ended May 31, 2011 (File No. 000-52322) filed with the Commission on July 15, 2011 (the “Form 10-Q”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

Form 10-K for the Fiscal Year Ended August 31, 2010

Item 8.  Financial Statements, page 34

Consolidated Statement of Operations, page 36

1.	Please revise your future filings to present a functional statement of operations as opposed to presenting an income statement based on expense classification.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that it will present in future filings a functional statement of operations as opposed to an income statement based on expense classification, beginning with its Annual Report on Form 10-K for the fiscal year ended August 31, 2011 (the “2011 10-K”).

Notes to the Consolidated Financial Statements, page 40

2.
We note on pages 45 – 47 and throughout the filing that you issued common stock for services, consideration for certain interests in your oil and gas properties and rights during each reporting period presented.  Please revise your future filings to disclose how you are accounting for and determined the fair value of the common stock granted in these types of situations.  Cite the accounting literature relied upon and how you applied it to your situation.  Please provide us with a sample of your proposed disclosure.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that it will disclose in future filings how it accounted for and determined the fair value of restricted common stock granted in various transactions, beginning with its Annual Report on Form 10-K for the fiscal year ended August 31, 2011 (the “2011 10-K”).

As noted in our previous filings, the Company relies on valuations from outside valuation consultants.  In determining fair market value of share-based payments, we also rely, in part, on information from 505-50-10, 25 and 30 of the FASB Accounting Standards Codification.  Our proposed disclosure for our future filings is as follows:

“The value of shares of restricted common stock issued for services was based upon valuation by independent valuation experts.  The valuation discount includes marketability discount factors, funding and capitalization risk factors as well as Company-specific risk factors during the estimated holding period. The total implied discount related to the risk factors noted is 60% (will range from 50% to 70%) based upon marketability and various other risk factors.  This total discount is applied to the closing stock price as of the date of the share issuance.”

Note 3.  Investments, page 45

3.
We note your disclosures on page 46 that you entered into a farmout agreement with SK Energy Co., Ltd. to acquire a right to earn an undivided 12.5% participation interest in the CPO-4 block located in Llanos Basin of Colombia.  Please provide to us the terms of this farmout agreement including the consideration that you gave for the right.  Within your discussion, please explain to us how you determined your fiscal 2010 costs incurred related to this property as well as your fiscal 2011 commitment that was presented within the tabular presentation related to your investments in oil and gas properties.

RESPONSE:  The Company respectfully refers the Staff to The Company’s Form 8-K, filed on August 5, 2010, which includes a copy of the CPO-4 farmout agreement.  A summary of the farmout agreement is as follows:

Pursuant to the farmout agreement, SK Energy Co. Ltd. (“SK Energy”), the licensee under the existing Contract for Exploration and Production, assigned to the Company the right to acquire a 12.5% working interest in Block CPO-4.  The assignment is conditional upon (i) the approval of the assignment by the national hydrocarbons agency of Colombia (“ANH”), (ii)  approval of the assignment by the Republic of Korea, and (iii) the execution of a separate farmout by a third party who previously held a right of first refusal on the interests being assigned to the Company.  At the time of this letter, the only condition that has not been satisfied is the ANH approval.  If the ANH approval is not obtained by October 30, 2011, then the Company and SK Energy have agreed to meet to discuss further amending the farmout agreement.  If the Company and SK Energy are unable agree to such amendments, then either party may terminate the farmout agreement upon written notice to the other party, unless otherwise agreed.  If the agreement is terminated, SK Energy will be obligated to return to the Company any amounts paid to date under the farmout agreement, without interest.  SK Energy serves as operator on Block CPO-4.

In consideration for the assignment, the Company agreed to pay SK Energy $4,526,535 for past costs and expenses incurred through July 31, 2010. This cash amount has already been paid. The Company will also be responsible for 25% of all future seismic acquisition costs and its pro-rata share of all other future costs with respect to CPO-4.

As of August 31, 2010, the Company incurred $650,000 in costs billed by SK Energy as the Company’s proportionate share of estimated seismic acquisition and other costs.  The fiscal 2011 commitments disclosed in the 2010 Form 10-K were an estimate, based upon initial AFEs and information gathered from technical meetings, of the Company’s obligations under the farmout agreement.  The commitments included the $4,527,000 due in fiscal year 2011 for past costs, approximately $3,351,000 for the Company’s expected share of future seismic acquisition and processing, $3,500,000 in drilling costs and $497,000 for other joint operating costs for the fiscal year.  The drilling cost estimate assumed that we would drill two wells during the fiscal year, we have actually only partially completed drilling one well as of August 31, 2011.   As reported, as of May 31, 2011, the Company had incurred approximately $5,637,000 in seismic, drilling and other costs.  As of August 31, 2011, we have incurred approximately $950,000 less than we estimated because, as noted above, we have incurred drilling costs for only one well.  The Company will undertake in future filings to expand its discussion on the basis for its estimates and assumptions, beginning with our 2011 10-K.

4.
Further to the above, please explain to us how you determined your fiscal 2011 commitment related to all of your other investments in oil and gas properties.  Within your discussion, please explain to us if these financial amounts were stipulated by the agreements that you entered into for these properties.  Please also discuss if you have any financial commitments beyond 2011 for these investments.

RESPONSE:  The Company’s other fiscal 2011 commitments were estimated based on expected costs required under the farm-out agreement for Block Z-46, based on information gathered from technical meetings and our executive officer’s professional experience.  These costs include approximately $2,915,000 required under the agreement for past costs, $4,619,000 estimated for seismic acquisition and processing, $1,204,000 estimated for joint operating costs and $455,000 estimated for drilling preparation.  As of May 31, 2011, the Company had incurred approximately $8,538,000 in these seismic, joint operating and other costs.  Future costs beyond fiscal 2011 could not be reasonably estimated at the time of filing the 2010 Form 10-K; however, in subsequent filings, we did disclose an estimate of financial commitments beyond 2011.  At August 31, 2010, management could not reasonably estimate any fiscal year 2011 expenditures for Block XXIV or the Peru TEA.  The Company will undertake in future filings to expand its discussion on the basis for its estimates and assumptions on these properties, beginning with our 2011 10-K.

5.
Finally, you state that you do not have any cash or other resources to fund any of the costs for your investments and that you do not believe that impairment exists related to these properties as of August 31, 2010.  Considering that you do not have any cash or other resources to fund these investments, please explain how you determined that your investment in these properties were not impaired as of August 31, 2010.

RESPONSE:  At August 31, 2010, management concluded that it was probable that the Company would be able to raise the necessary capital to fund its operations.  Therefore, based on this factor and management’s analysis of the prospects on the subject properties, we did not believe that the Company’s investment in its properties were impaired as of August 31, 2010. Indeed, between September 2010 and February 2011, we raised an aggregate of $30,999,619 through the sale and issuance of short term notes and shares of our common stock, which was sufficient to fund our current obligations under existing agreements.

Note 5. Income Taxes, page 48

6.	Please revise your future filings to include all of the disclosures required by 740-10-50 of the FASB Accounting Standards Codification.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that it will include in future filings the disclosures required by 740-1-50 of the FASB Accounting Standards Codification, beginning with its 2011 10-K.

Note 9. Related Party Transactions, page 51

7.
We note your disclosures related to your related party transactions.  Please revise your future filings to disclose the nature of the relationships involved.  For instance, please explain why James Askew, John Connally III, Ernest Miller and Rodeo Resources, L.P. are related parties to the company.  Refer to the guidance in 850-10-50 of the FASB Accounting Standards Codification.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that it will disclose in future filings the nature of related parties under Related Party Transactions in accordance with guidance in 850-10-50 of the FASB Accounting Standards Codification, beginning with its 2011 10-K. Note that the parties referenced in on page 51 of the Form 10-K were either management or beneficial holders of more than 5% of the outstanding shares of Company common stock.

Item 9A. Controls and Procedures, page 54

8.
We note your disclosures related to management’s report on internal control over financial reporting as of August 31, 2010, including your disclosure that you have identified a material weakness in your internal control over financial reporting.  However, we do not see where you have made a clear and definite statement as to whether your internal control over financial reporting was effective or not effective as of August 31, 2010.  Please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of August 31, 2010.  Refer to Item 308(a)(3) of Regulation S-K.  In addition, please refer to the guidance in SEC Release 33-8238, which states that management is precluded from concluding that a company’s internal control over financial reporting is effective if it identifies one or more material weaknesses in its internal control over financial reporting.

RESPONSE:  The Company confirms that its management concluded that, as of August 31, 2010, the Company’s internal control over financial reporting was not effective in light of the material weakness identified.  As we included our conclusions pursuant to Item 308(a)(3) in our 10-Q Amendment and our Form 10-Q, and because we are preparing the 2011 10-K (which is expected to be filed on or before November 29, 2011), we respectfully request to comply with the comment on a prospective basis, commencing with our 2011 10-K to more specifically state management’s conclusion on whether or not our internal control over financial reporting was effective as of the end of the fiscal period.  The following is our proposed disclosure for the 2011 10-K:

“Item 9 – Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of August 31, 2011. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed by us under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  Our management did note an internal control weakness in our accounting policies and procedures relating to segregation of duties, which constituted a material weakness.  Despite the material weakness identified, management determined that its existing policies, the engagement of third party consultants to assist our accounting functions and in performing the additional analyses, and the competency of its executive officers responsible for our Exchange Act reporting mitigated the lack of segregation of duties.  Notwithstanding, we intend to address this material weakness as described in “Management’s Report on Internal Control over Financial Reporting.”

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. To address the material weaknesses, we performed additional analysis and other post-closing procedures in an effort to ensure our consolidated financial statements included in this annual report have been prepared in accordance with generally accepted accounting principles in the United States of America. In addition, we engaged third party consultants to assist us with our accounting functions and in performing the additional analyses referred to above.  Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2011 based on the framework in Internal Control—Integrated Framework and the Internal Control over Financial Reporting – Guidance for Smaller Public Companies both issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We have identified the following material weakness:  As of August 31, 2011, we did not adequately segregate, or mitigate the risks associated with, incompatible functions among personnel to reduce the risk that a potential material misstatement of the financial statements would occur without being prevented or detected. Accordingly, management concluded that as of August 31, 2011, our internal control over financial reporting was not effective.  We have engaged qualified consultants to carry out our day-to-day accounting and financial reporting obligations; however, we have not reached the point at which we have an adequate number of staff to provide the required segregation of duties.  As the Company grows and matures, we will continue to seek qualified individuals to add to our staff to improve our segregation of duties with the goal of eliminating this material weakness; however, we may not be fully staffed until we have sufficient cash flow from operations to support the related salary requirements.  The third party consultants we have engaged have mitigated some segregation of duties issues as they perform reviews of most financial accounting and reporting areas.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.”

Exhibits 31.1 and 31.2

9.
We note here and within your November 30, 2010, February 28, 2011 and May 31, 2011 Forms 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  For instance, we note that you replaced the word “report” with “annual report.”  We also note that you inappropriately included the title of the certifying individual in the first sentence of the certifications.  Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that it will include in future filings certifications that conform with the exact wording required by Item 601(b)(31) of Regulation S-K.

Amendment 2 to Form 10-Q for the Quarter Ended November 30, 2010

10.
We note from the explanatory note page of this filing that you discovered a calculation error which caused common shares issued in connection with short-term debt to shareholders to be overvalued and that you decreased the value of your common stock by $288,906, a corresponding increase in short-term notes payable to shareholders, and a corresponding decrease in additional paid in capital in the same amount.  Please explain to us why you did not label the restated financial statements as restated and include the disclosures outlined by 250-10-50-7 through 10 of the FASB Accounting Standards Codification.

RESPONSE:  At the time the error was discovered, we determined, in consultation with our auditors, that the adjustments required were not material.  However, in the interest of presenting financial statements to shareholders and potential shareholders that were as accurate as possible, we decided to make the corrections and file the amended Form 10-Q.

11.
Further to the above, please tell us why you did not file an Item 4.02 Form 8-K for the restatement of your financial statements.  Refer to the guidance in Question 1 of the FAQ on Current Report on Form 8-K dated November 23, 2004 found on our website at http://www.sec.gov/divisions/corpfin/form8kfaq.htm.

RESPONSE: As we concluded that the adjustments were not material, we determined that an Item 4.02 Form 8-K was not required.

Item 4. Controls and Procedures, page 25

12.
We note here and within your February 28, 2011 Form 10-Q that you concluded that your disclosure controls and procedures were effective as of November 30, 2010 and February 28, 2011.  You further disclose that the material weaknesses related to the segregation of duties identified within your August 31, 2010 Form 10-K are the “result of the scale of [your] operations, and are intrinsic to [your] small size and are of a nature that companies of our size would normally encounter.”  You further state that you “intend to seek qualified individuals to add to [your] staff to improve [your] segregation of duties…”  Considering you identified a material weakness related to the segregation of duties within your evaluation of the effectiveness of your internal controls over financial reporting as of August 31, 2010, please explain to us in more detail how management considered these material weaknesses in concluding that your disclosure controls and procedures were effective as of November 30, 2010 and February 28, 2011.  Within your discussion, please explain how you remediated the material weakness related to the segregation of duties as of November 30, 2010 and February 28, 2011.

RESPONSE:  The Company had in place at August 31, 2010, and continues to have in place, policies designed to ensure that information required to be disclosed in its Exchange Act reports are recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Specifically, we maintain internal disclosure checklists and require that each of our executive officers review our Exchange Act filings.  We have also engaged third party consultants to assist in our accounting functions and in performing the additional analyses referred to above.  Notwithstanding, at August 31, 2010, management could not conclude that these policies were sufficient to overcome the lack of segregation of duties.

The Company endeavored to hire additional qualified personnel subsequent to August 31, 2010 to address the lack of segregation of duties, however was unable to do so.  In performing its assessment of the Company’s disclosure controls and procedures for the periods ended November 30, 2010 and February 28, 2011, however, management determined that its existing policies, in combination with the limited number of major transactions during those periods and the experience gained by our executive officers with respect to Exchange Act reporting during those periods, was sufficient to mitigate the lack of segregation of duties.   The Company confirms that it will include in future filings disclosure relating to the mitigation of the lack of segregation of duties, beginning with its 2011 10-K.  Our proposed disclosure is set forth in response to comment no. 8 above.

13.
Further to the above, we note that you amended your filing to correct errors related to your financial statements.  Please explain to us how you considered this restatement in the evaluation of the effectiveness of your disclosure controls and procedures as of November 30, 2010, February 28, 2011 and May 31, 2011.

RESPONSE:  As stated in response 10, the Company did not believe that there was a material misstatement in our financial statements that would require a restatement.  As a result, the amendment to our Form 10-Q was not considered in our management’s analysis of our disclosure controls and procedures as of November 30, 2010, February 28, 2011, and May 31, 2011.

Form 10-Q for the Quarterly Period Ended May 31, 2011

-Consolidated Statement of Operations, page 6

14.
Please revise your presentation of earnings per share on the face of your consolidated statements of operations in future filings to round to the nearest cent, in order not to imply a greater degree of precision than exists.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that in future filings it will report earnings per share rounded to the nearest cent so as not to imply a greater degree of precision than exists.

Note 3. Investments, page 14

15.
We note here and on page 6 that you classified a $350,000 gain on the sale of your investment related to the sale of your joint venture with Cia. Mexicana De Gas Natural, S.A. de C.V. as discontinued operations for the six months ended May 31, 2011.  Please explain to us how you meet the criteria outlined in 205-20-45-1 of the FASB Accounting Standards Codification to classify the gain related to the sale of this joint venture as discontinued operations.

RESPONSE:  On June 8, 2009, the Company entered into an agreement with Cia. Mexicana de Gas Natural, S.A. de C.V. (“CMGN”) to sell all of the Company’s shares in Fermaca LNG de Cancun, S.A. de C.V. and Fermaca Gas de Cancun, S.A. de C.V.  As of May 31, 2009, the Company impaired the value of its investment in these Mexican joint ventures to the present value of the future cash receipts the Company would have received from the sale of the interests.  The agreement called for the transaction to close within 30 days.

The sale did not close within the 30 day period, and CMGN continued to delay the closing of the deal.  In December 2009, the Company terminated the agreement to sell the interests to CMGN.

In the quarter ended May 31, 2010, the Company evaluated its investment in these Mexican joint ventures.  Because there had been no activity in either of the companies in over two years, and due to CMGN’s refusal to close on the deal to purchase those interests, the Company determined that the value of the investments had been impaired, and the investments were reduced to a zero dollar value.

On September 23, 2010, the Company entered into a stock purchase agreement with CMGN to sell the Company’s shares in Fermaca LNG de Cancun, S.A. de C.V. and Fermaca Gas de Cancun, S.A. de C.V. for a total of $1,000,000, of which $50,000 was paid upon the signing of the agreement.  Another $150,000 was paid upon the closing of the sale on November 1, 2010.  Payments of $150,000 were scheduled to be paid 3 months, 6 months, 9 months and 12 months after closing and $200,000 due 15 months after closing.

ASC 205-20-45 includes the reporting for discontinued operations.  According to ASC 205-20-45-1, “The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:

“a.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

“b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

Both of these two conditions have clearly been met with the sale of these joint venture interests.  The operations and cash flows of the component have been eliminated from the ongoing operations of the entities, and the Company has no continuing involvement in the operations of these components after the sale transaction.  The only cash flow that the Company has is the collection of the payments for the sale of the interests.

The Company considered the diagram in ASC paragraph 205-20-55-25 which summarizes the guidance on how to determine when a component should be classified as a discontinued operation.  The following is the Company’s analysis of this guidance:

•	“Are continuing cash flows expected to be generated?” Yes.
•	“Do the continuing cash flows result from a migration or a continuation of activities? No.
•	“Is there significant continuing involvement in the operations of the disposed component?” No.

The result of these questions is that the classification as a discontinued operation is appropriate.

The only continuing cash flow to the Company is in the collection of the amounts due from CMGN.  Because CMGN delayed the closing of the sale to the point that the Company terminated the sales agreement, and the fact that there is no security for the payment of the amounts due from CMGN, the Company elected to treat the receipt of the payments on an installment sale basis.  Thus, as cash is collected, the cash is recorded as proceeds of the sale.  Because the Company impaired the value of the investment to zero during 2010, all of the proceeds received are recorded as gains on the sale of these joint venture interests.  As noted above, the classification as a discontinued operation is appropriate.

16.
We note that you do not have any future plans to drill additional wells or to rework existing wells in the short-term on Block XXIV and that you have no current plans to develop Peru TEA.  We further note from page 19 that you do not have any future financial obligations or commitments related to these properties per your contractual obligation table.  Considering these factors, please explain how you determined that your investment in these properties were not impaired as of May 31, 2011.

RESPONSE:  As of May 31, 2011, the amount of future obligations could not be reasonably determined; however, management was aware that the operator (Upland Oil and Gas) was raising additional capital and had begun formulating plans to continue evaluation of the Block XXIV and TEA properties.  Subsequent to May 31, 2011, the operator has initiated additional seismic acquisition activities in order to determine a future development plan.  As a result, management determined that no impairment existed as of May 31, 2011.

Note 4. Common Stock, page 16

17.
We note that you issued warrants to purchase common stock during the nine months ended May 31, 2011 and that you valued these warrants utilizing the Black-Scholes valuation model.  Please revise your future filings to include the significant assumptions such as the anticipated volatility, risk free rate, the common stock fair value, etc. utilized in the Black-Scholes valuation model.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that in future filings it will disclose the significant assumptions utilized in the Black-Scholes valuation model.

Note 8. Commitments and Contractual Obligations, page 19

18.	Please reconcile the debt obligations amounts presented within your contractual obligation table as of May 31, 2011 to the amounts disclosed on page 18 related to your debt obligations.

RESPONSE:  The debt obligations presented in the contractual obligations table on page 19 total $1,944,000, consisting of $1,800,000 in principal on short-term notes and approximately $144,000 in interest expense.  On page 18, the balance as of May 31, 2011 reflects the $1,800,000 in principal and also shows the original discount on short-term debt.  The discount calculation was based on restricted common shares issued with the short-term debt instruments.  As of May 31, 2011, this approximately $1,082,000 discount had been amortized in the amount of approximately $796,000.  In addition, the schedule reflects accrued interest of approximately $99,000.  All of the remaining debt is scheduled to be paid by November 2011.

19.
Similarly, please reconcile the amounts you presented for your participation and farmout agreements within your contractual obligations table to the discussion of these agreements and related obligations included after the contractual obligation table.

RESPONSE:  The contractual obligations table amounts related to participation and farmout agreements included estimated commitments to fund obligations assuming that certain conditions noted in the agreements were met.  On Colombia CPO-4, 3D seismic and other seismic acquisition costs totaling approximately $3,750,000 were expected to be paid within FY2011.  In addition, the Company was expecting to pay our proportionate share of three wells during calendar 2011 expected to total approximately $4,500,000 plus joint operating costs.  The amount of these costs expected to be paid in the current fiscal year was $1,185,000.  Therefore, total costs for current fiscal year were estimated to be $4,935,000.

On Peru Z-46, fiscal year 2011 estimated obligation include past costs of approximately $2,915,000 and other joint operating costs of approximately $669,000 for a total of $3,484,000.  For the amounts listed in the third paragraph, we should have specified the time period covered and tied the amounts to the contractual obligations schedule.  The amounts listed include contractual obligation plus additional amounts that we expect to pay unrelated to the contract.  We will clarify these types of disclosures in future filings, beginning with the filing of our 2011 10-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at 713.780.0806.

Very truly yours,

/S/ DAVID POMERANTZ
Chief Financial Officer